Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended September 30, 2005
(millions)
Operating Revenue	$6,428

Operating Expenses	6,430

Income (loss) from operations	(2)

Other income	71

Interest and related charges	280

Income (loss) before income taxes	(211)

Income tax expense (benefit)	(98)

Net income (loss)	(113)

Preferred dividends	16

Balance available for common stock	$ (129)